Change in Investment Policies
At a meeting held January 23, 2002, the Board of Directors voted to eliminate the Fund's non-fundamental investment policy which prohibited the Fund from investing for purposes of control or management of any company. Removal of this restriction provides the Fund with flexibility to consider a full range of reasonable investment options when the Advisers consider a particular investment. The Advisers currently do not intend to pursue this type of investment in most circumstances.

The Board also voted to eliminate the Fund's non-fundamental investment policy which prohibited the Fund from investing in other investment companies. In the Advisers' view, investing in other registered investment companies ("RICs") can be a good way to indirectly purchase assets or a class of assets held by such companies. Under current law, the Fund is able to purchase up to 3% of the voting securities of any one RIC and invest up to an aggregate of 10% of the Fund's assets in RICs.